100 Pearl Street Hartford, CT 06103	800.248.7971	VIRTUS.COM

November 30, 2012

VIA EDGAR

Attention: Chad Eskildsen,

Division of Investment Management

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

Re:	Virtus Opportunities Trust
File Nos. 033-65137 and 811-07455

Dear Mr. Eskildsen:

This letter responds to your oral comments following the filing of our previous response letter to your earlier comments regarding the annual report for Virtus Opportunities Trust (“Registrant”), filed with the Securities and Exchange Commission (the “Commission”). We have presented the comments and our responses below:

Comment 1.       The Staff has reviewed your earlier responses in relation to the Staff’s review of the fund’s annual report and other regulatory filings and continues to believe that because disclosure contained in the fund’s Form N-SAR states that the fund has a “dollar weighted average portfolio maturity” higher than would be expected given its principal investment strategy of investing in “primarily short-term securities having an expected dollar-weighted average maturity of three years of less” the fund’s dollar weighted average maturity is not consistent with the stated principal investment strategy. Because the fund has “short-term” in its name the fund name rule also requires that the fund have a dollar weighted average maturity of three years or less. Please explain how the fund’s investments are consistent with both its stated principal investment strategy and the SEC name rule.

Response 1.         Based upon the guidance you provided via telephone, we have reviewed the calculations used to determine our answer to Item 63 on Form N-SAR (“Item 63”) for the fund and have determined that our calculation did not take into account all probable maturity-shortening devices as permitted under the instructions for Item 63. We have since recalculated the dollar weighted average portfolio maturity for the fund as of September 30, 2011 and have determined that we should have reported 2.88 for that date. As of a more recent date, September 30, 2012, the dollar weighted average maturity for the fund was 2.94. Based upon these calculations and our intention to continue to manage the fund so that it maintains a dollar weighted average maturity of three years or less, we continue to believe that the fund is in compliance with both its principal investment strategy and the SEC name rule.

If you would like to discuss these responses in further detail or if you have any questions, please feel free to contact Ann Flood at (860) 263-4746 or the undersigned at (860) 263-4791. Thank you.

Best regards,

/s/ Kevin J. Carr

Kevin J. Carr

cc:	Ann Flood
Jennifer Fromm